As filed with the Securities and Exchange Commission on April 26, 2011

1933 Act File No. 333-

1940 Act File No.  811-22438

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☐ Post-Effective Amendment No.

and

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 8

ING EMERGING MARKETS HIGH DIVIDEND EQUITY FUND

(Exact Name of Registrant as Specified in Declaration of Trust)

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

(Address of Principal Executive Offices)

(480) 477-3000

(Registrant’s Telephone Number, including Area Code)

Huey P. Falgout, Jr.

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

(Name and Address of Agent for Service)

Copies of Communications to:

Jeffrey S. Puretz, Esq. Dechert LLP 1775 I Street, NW Washington, DC 20006-2401 (202) 261-3358	Joseph A. Hall, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4565

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☐

It is proposed that this filing will become effective (check appropriate box):

☐            when declared effective pursuant to section 8(c)

If appropriate, check the following box:

☐            This post-effective amendment designates a new effective date for a previously filed registration statement.

☒          This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933 and the Securities Act registration number of the earlier effective registration statement for the same offering is 333-168091.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

PROPOSED
		PROPOSED	MAXIMUM
	NUMBER	MAXIMUM	AGGREGATE
TITLE OF SECURITIES BEING	BEING	OFFERING PRICE	OFFERING	AMOUNT OF REGISTRATION
REGISTERED	REGISTERED(1)(2)	PER UNIT(2)	PRICE(2)	FEE
Common Shares
$0.01 par value	1,855,000 Shares	$20.00	$37,100,000	$4,307.31

(1)          Includes Shares that may be offered to the Underwriters pursuant to an option to cover over-allotments.

(2)          Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(o) under the Securities Act of 1933.

EXPLANATORY NOTE AND INCORPORATION BY REFERENCE

Rule 462(b) Filing

This registration statement is being filed with respect to the registration of additional common shares of beneficial interest, $0.01 par value per share, of ING Emerging Markets High Dividend Equity Fund, a statutory trust organized under the laws of the State of Delaware, pursuant to Rule 462(b) under the Securities Act of 1933, as amended. The contents of the earlier effective registration statement (File Nos. 333-168091 and 811-22438) are incorporated in this registration statement by reference.

Any required consents are listed on an Exhibit Index attached hereto and filed herewith.

PART C — OTHER INFORMATION

Item 25.                  Financial Statements and Exhibits:

1.               Financial Statements:

The Registrant has not conducted any business as of the date of this filing, other than in connection with its organization. Financial statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the Investment Company Act of 1940 Act, are included in Part B of the Registration Statement.

2.               Exhibits:

(a)           (i)            Certificate of Trust dated July 6, 2010 — previously filed as an Exhibit to the Registration Statement on Form N-2 (File No. 333-168091) on July 14, 2010 and incorporated herein by reference.

(ii)           Declaration of Trust dated July 6, 2010 - previously filed as an Exhibit to the Initial Registration Statement on Form N-2 (File No. 333-168091) on July 14, 2010 and incorporated herein by reference.

(b)           Bylaws dated July 6, 2010 - previously filed as an Exhibit to the Initial Registration Statement on Form N-2 on July 14, 2010 (File No. 333-168091) and incorporated herein by reference.

(c)           Not Applicable.

(d)           Form of Specimen Certificate for Common Shares — previously filed as an Exhibit to Pre-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-168091) on April 18, 2011 and incorporated herein by reference.

(e)           Dividend Reinvestment Plan of Registrant — previously filed as an Exhibit to Pre-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-168091) on March 25, 2011 and incorporated herein by reference.

(f)            Not Applicable.

(g)           (i)            Investment Management Agreement between ING Investments, LLC and Registrant. — previously filed as an Exhibit to Pre-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-168091) on April 26, 2011 and incorporated herein by reference.

(ii)           Sub-Advisory Agreement between ING Investments, LLC and ING Investment Management Advisors B.V. — previously filed as an Exhibit to Pre-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-168091) on April 26, 2011 and incorporated herein by reference.

(h)           (1)           Form of Underwriting Agreement — previously filed as an Exhibit to Pre-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-168091) on April 18, 2011 and incorporated herein by reference.

(2)           Form of Master Agreement Among Underwriters — previously filed as an Exhibit to Pre-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-168091) on April 18, 2011 and incorporated herein by reference.

(3)           Form of Master Selected Dealers Agreement — previously filed as an Exhibit to Pre-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-168091) on April 18, 2011 and incorporated herein by reference.

(i)            Deferred Compensation Plan for Independent Directors — previously filed as an Exhibit to Pre-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-168091) on April 18, 2011 and incorporated herein by reference.

(j)            (i)            Custody Agreement between the Registrant and The Bank of New York Mellon — previously filed as an Exhibit to Pre-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-168091) on March 25, 2011 and incorporated herein by reference.

(a)   Amended Exhibit A with respect to the Custodian Agreement between the Registrant and The Bank of New York Mellon — previously filed as an Exhibit to Pre-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-168091) on April 26, 2011 and incorporated herein by reference.

(ii)           Foreign Custody Manager Agreement between the Registrant and The Bank of New York Mellon — previously filed as an Exhibit to Pre-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-168091) on March 25, 2011 and incorporated herein by reference.

(a)   Amended Exhibit A with respect to the Foreign Custody Manager Agreement between the Registrant and The Bank of New York Mellon — previously filed as an Exhibit to Pre-Effective Amendment No. 7 to the Registration Statement on

Form N-2 (File No. 333-168091) on April 26, 2011 and incorporated herein by reference.

(iii)          Fund Accounting Agreement between the Registrant and The Bank of New York Mellon — previously filed as an Exhibit to Pre-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-168091) on March 25, 2011 and incorporated herein by reference.

(a)   Amended Exhibit A with respect to the Fund Accounting Agreement between the Registrant and The Bank of New York Mellon — previously filed as an Exhibit to Pre-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-168091) on April 26, 2011 and incorporated herein by reference.

(k)           (i)            Administration Agreement between the Registrant and ING Funds Services, LLC — previously filed as an Exhibit to Pre-Effective Amendment No. 7 on Form N-2 (File No. 333-168091) on April 26, 2011 and incorporated herein by reference.

(ii)           Amended and Restated Stock Transfer Agency Agreement between the Registrant and The Bank of New York Mellon — previously filed as an Exhibit to Pre-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-168091) on March 25, 2011 and incorporated herein by reference.

(a)   Amended Schedule A with respect to the Amended and Restated Stock Transfer Agency Agreement between the Registrant and The Bank of New York Mellon — previously filed as an Exhibit to Pre-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-168091) on April 26, 2011 and incorporated herein by reference.

(iii)          Securities Lending Agreement and Guaranty between the Registrant and The Bank of New York Mellon — previously filed as an Exhibit to Pre-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-168091) on March 25, 2011 and incorporated herein by reference.

(a)           Amended Exhibit A with respect to the Securities Lending Agreement and Guaranty between the Registrant and the Bank of New York Mellon — previously filed as an Exhibit to Pre-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-168091) on April 26, 2011 and incorporated herein by reference.

(iv)          Form of Marketing and Structuring Fee Agreement with Morgan Stanley & Co. Incorporated — previously filed as an Exhibit to Pre-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-168091) on April 18, 2011 and incorporated herein by reference.

(v)           Form of Syndication Fee Agreement with Morgan Stanley & Co. Incorporated — previously filed as an Exhibit to Pre-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-168091) on April 18, 2011 and incorporated herein by reference.

(vi)          Form of Structuring Fee Agreement with Citigroup Global Markets Inc. — previously filed as an Exhibit to Pre-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-168091) on April 18, 2011 and incorporated herein by reference.

(vii)         Form of Structuring Fee Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated — previously filed as an Exhibit to Pre-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-168091) on April 18, 2011 and incorporated herein by reference.

(viii)        Form of Structuring Fee Agreement with UBS Securities LLC — previously filed as an Exhibit to Pre-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-168091) on April 18, 2011 and incorporated herein by reference.

(ix)           Form of Structuring Fee Agreement with Wells Fargo Securities, LLC — previously filed as an Exhibit to Pre-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-168091) on April 18, 2011 and incorporated herein by reference.

(x)            Form of Structuring Fee Agreement with Amerprise Financial Services, Inc. — previously filed as an Exhibit to Pre-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-168091) on April 18, 2011 and incorporated herein by reference.

(xi)           Form of Wholesaling Agreement with ING Investments Distributor, LLC — previously filed as an Exhibit to Pre-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-168091) on April 18, 2011 and incorporated herein by reference.

(l)            Opinion of Counsel — filed herein.

(m)          Not applicable.

(n)           (i)           Consent of Counsel – filed herein.

(ii)           Consent of Independent Registered Public Accounting Firm — filed herein.

(o)           Not Applicable.

(p)           Not Applicable.

(q)           Not Applicable.

(r)            (i)            Code of Ethics for the ING Funds and ING Investments, LLC — previously filed as an Exhibit to Pre-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-168091) on March 25, 2011 and incorporated herein by reference.

(ii)           Code of Ethics for ING Investment Management Advisors B.V. — previously filed as an Exhibit to Pre-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-168091) on March 25, 2011 and incorporated herein by reference.

Item 26.                  Marketing Arrangements:

See the Form of Underwriting Agreement, the Form of Master Agreement Among Underwriters and the Form of Master Selected Dealers Agreement Filed as Exhibits (h)(1), (h)(2) and (h)(3) to the Registration Statement on Form N-2 (File No. 333-168091).

Item 27.                  Other Expenses of Issuance and Distribution:

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Registration fees	$50,818

New York Stock Exchange listing fee, FINRA	$88,670
Printing and Postage (other than stock certificates)	$645,000
Engraving and printing stock certificates	$5,000
Legal fees and expenses	$200,000
Tax Research and Consultation Services	$5,000
Underwriting Expenses (0.00500)	$96,250
Miscellaneous expenses	$9,262
Total	$1,100,000

Item 28.                  Persons Controlled by or Under Common Control - Not Applicable.

Item 29.                  Number of Holders of Securities 1

Item 30.                  Indemnification:

Section 8.4 of Article VIII of the Registrant’s Declaration of Trust provides as follows:

Indemnification.  The Fund shall indemnify each of its Trustees, and officers and persons who serve at the Fund’s request as directors, officers or trustees of another organization in which the Fund has any interest as a shareholder, creditor, or otherwise, and may indemnify any trustee, director or officer of a predecessor organization (each an “Indemnified Person”), against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and expenses including reasonable accountants’ and counsel fees) reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding of any kind and nature whatsoever, whether brought in the right of the Fund or otherwise, and whether of a civil, criminal or administrative nature, before any court or administrative or legislative body, including any appeal therefrom, in which he or she may be involved as a party, potential party, non-party witness or otherwise or with which he may be threatened, while as an Indemnified Person or thereafter, by reason of being or having been such an Indemnified Person, except that no Indemnified Person shall be indemnified against any liability to the Fund or its Shareholders to which such Indemnified Person would otherwise be subject by reason of bad faith, willful misconduct, gross negligence or reckless disregard of his duties involved in the conduct of such Indemnified Person’s office (such willful misconduct, bad faith, gross negligence or reckless disregard being referred to herein as “Disabling Conduct”).  Expenses, including accountants’ and counsel fees so incurred by any such Indemnified Person (but excluding amounts paid in advance of the final disposition in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Fund or a Series in advance of the final disposition of any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay amounts so paid to the Fund if it is ultimately determined that indemnification of such expenses is not authorized under this Section 8.4 and either (i) such Indemnified Person provides security for such undertaking, (ii) the Fund is insured against losses arising by reason of such payment, or (iii) a majority of a quorum of disinterested, non-party Trustees, or independent legal counsel in a written opinion, determines, based on a review of readily available facts, that there is reason to believe that such Indemnified Person ultimately will be found entitled to indemnification.

Indemnification of an Indemnified Person pursuant to this Section 8.4 shall be made if (a) the court or body before whom the proceeding is brought determines, in a final decision on the merits, that such Indemnified Person was not liable by reason of Disabling Conduct or (b) in the absence of such a determination, a majority of a quorum of disinterested, non-party Trustees or independent legal counsel in a written opinion make a reasonable determination, based upon a review of the facts, that such Indemnified Person was not liable by reason of Disabling Conduct.

The right of indemnification provided by this Section 8.4 shall not be exclusive of or affect any other rights to which any such Indemnified Person may be entitled.  As used in this Section 8.4, “Indemnified Person” shall include such person’s heirs, executors and administrators, and a “disinterested, non-party Trustee” is a Trustee who is neither an Interested Person of the Fund nor a party to the proceeding in question.  The term “Interested Person” shall have the meaning given it in the 1940 Act.

The rights of indemnification herein provided may be insured against by policies maintained by the Fund, shall be severable, shall not affect any other rights to which any Indemnified Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such Indemnified Person and shall inure to the benefit of the heirs, executors and administrators of such a person.  Nothing contained herein shall affect any rights to indemnification to which Fund personnel other than Indemnified Persons may be entitled by contract or otherwise under law.

The Form of Underwriting Agreement filed herewith provides for each of the parties thereto, including the Registrant and the underwriters to indemnify others, their directors or trustees, officers, agents, affiliates and persons who control them against certain liabilities in connection with the offering as described herein, including liabilities under the federal securities laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be terminated to Trustees, officers and controlling persons of the Fund, pursuant to the foregoing provisions or otherwise, the Fund has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 31.                  Business and Other Connections of Investment Adviser:

The descriptions of the Investment Adviser and the Sub-Adviser under the captions “Management of the Fund” in the Prospectus and Statement of Additional Information of this registration statement are incorporated by reference herein.  Information as to the directors and officers of Registrant’s investment adviser and the sub-adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of Registrant’s investment adviser and sub-adviser in the last two years, is included in their respective applications for registration as an investment adviser on Form ADV (ING Investments, LLC: File No. 801-48282; ING Investment Management Advisors B.V.: File No. 801-40494) filed under the Investment Advisers Act of 1940 and is incorporated herein by reference thereto.

Item 32.                  Location of Accounts and Records:

The accounts and records of the Registrant will be maintained at its office at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258 and at the office of its custodian, The Bank of New York Mellon, at 480 Washington Boulevard, 29th Floor, Jersey City, New Jersey 07310.

Item 33.                  Management Services - Not Applicable.

Item 34.                  Undertakings:

1.             The Registrant undertakes to suspend the Offering until the prospectus is amended if (1) subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus included in this registration statement.

2.             Not Applicable.

3.             Not Applicable.

4.             Not Applicable.

5.             a.             The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act (17 CFR

230.497(h)) shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

b.             for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.             The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to its Initial Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale and State of Arizona on the 26th day of April, 2011.

ING EMERGING MARKETS HIGH DIVIDEND EQUITY FUND

By:	/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Secretary

Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

	President, Chief Executive Officer	April 26, 2011
Shaun P. Mathews*

	Senior Vice President and Chief/Principal Financial Officer	April 26, 2011
Todd Modic*

	Trustee	April 26, 2011
Colleen D. Baldwin*

	Trustee	April 26, 2011
John V. Boyer*

	Trustee	April 26, 2011
Patricia W. Chadwick*

Signature	Title	Date

	Trustee	April 26, 2011
Robert W. Crispin*

	Trustee	April 26, 2011
Peter S. Drotch*

	Trustee	April 26, 2011
J. Michael Earley*

	Trustee	April 26, 2011
Patrick W. Kenny*

	Trustee	April 26, 2011
Sheryl K. Pressler*

	Trustee	April 26, 2011
Roger B. Vincent*

*By:
/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Attorney-in-Fact**

**

Powers of Attorney for Shaun P. Mathews, Todd Modic and each Trustee were attached as exhibits to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed on November 30, 2010 and are incorporated herein by reference.

EXHIBIT LIST

Exhibit Number	Name of Exhibit
2(l)	Opinion of Counsel
2(n)(i)	Consent of Counsel
2(n)(ii)	Consent of Independent Registered Public Accounting Firm